Exhibit 99.1

Press Release

RedHill Biopharma and HealthCare Royalty Agree to
Extinguish All RedHill’s Debt Obligations in Exchange for Movantik®

TEL AVIV, Israel and RALEIGH, NC, February 6, 2023, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the extinguishment of all RedHill’s debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill’s U.S. subsidiary RedHill Biopharma Inc. and HCR dated February 23, 2020 (as amended) in exchange for the transfer of its rights in Movantik® (naloxegol) to Movantik Acquisition Co., an affiliate of HealthCare Royalty (“HCR”).

HCR will assume substantially all post-closing liabilities, and RedHill will retain substantially all pre-closing liabilities relating to Movantik.

As part of the parties’ arrangement, and to ensure continuous patient care, RedHill will provide HCR with paid transition services for up to 12 months.

HCR will retain security interests in certain RedHill assets until substantially all pre-closing liabilities relating to Movantik have been paid or other specific conditions are met.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “Today’s announcement marks the beginning of a new chapter for RedHill as a debt-free company. All HCR-related debt and debt-overhang have been extinguished, along with the cost and burden on our cashflow of servicing that debt. The agreement also generates substantial revenues for RedHill from Movantik transition services for up to 12 months. We are working towards adding, in the near term, revenue-generating products to replace lost Movantik revenues, while maximizing Talicia’s and Aemcolo’s potential and advancing development of our late clinical-stage pipeline, including opaganib for nuclear radiation protection and COVID-19 and RHB-107 for COVID-19. I am proud of RedHill for building value in Movantik and congratulate our commercial team for this impressive achievement. I would like to thank our legal and financial advisors at Cravath, Swaine & Moore LLP and Alvarez & Marsal for their support in successfully bringing this agreement to a close.”

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults1, and Aemcolo® for the treatment of travelers’ diarrhea in adults2. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SK2 selective inhibitor targeting multiple indications, with potential for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19, a Phase 2 program in oncology and a radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness and is in a Phase 3-stage study as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding the sale of Movantik, the addition of revenue-generating products to replace lost Movantik revenues, maximizing Talicia’s and Aemcolo’s potential and advancing development of late clinical-stage pipeline. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that we will not be successful in adding revenue-generating products, near term or otherwise, and that we will not be successful in maximizing Talicia’s and Aemcolo’s potential and that we will not be successful in advancing development of our late clinical-stage pipeline. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022 and the Company’s Report on Form 6-K filed with the SEC on November 10, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: Financials

1 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
2 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.